UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange of 1934 (Amendment No. 14)* Cascade Bancorp
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities)
147154108
(CUSIP Number) Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.  [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. David F. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,270,723
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 3,270,723
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.13%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. Two-Forty Associates LLC, a New Jersey Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. James T. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

This Amendment No. 14 to the Statement on Schedule 13D (the “Amendment No. 14”) amends the Statement on Schedule 13D originally filed on April 27, 2006, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on September 8, 2006, Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008, Amendment No. 3 to the Statement on Schedule 13D filed on April 3, 2009, Amendment No. 4  to the Statement on Schedule 13D filed on June 1, 2009, Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009, Amendment No. 6 to the Statement on Schedule 13D filed on December 28, 2009, Amendment No. 7 to the Statement on Schedule 13D filed on February 22, 2010, Amendment No. 8 to the Statement on Schedule 13D filed on June 2, 2010, Amendment No. 9 to the Statement on Schedule 13D filed on July 6, 2010, Amendment No. 10 to the Statement on Schedule 13D filed on July 19, 2010, Amendment No. 11 to the Statement on Schedule 13D filed on August 3, 2010, Amendment No. 12 to the Statement on Schedule 13D filed on September 16, 2010 and Amendment No. 13 to the Statement on Schedule 13D filed on October 1, 2010 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, the “Initial Schedule 13D”), and relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).  The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 14, the Initial Schedule 13D, as amended by this Amendment No. 14, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below, as of the date of this Amendment No. 14, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Effective as of October 29, 2010, the Company and Mr. Bolger (and Two-Forty LLC) entered into a ninth amendment (the “Ninth Bolger Amendment”) to the Securities Purchase Agreement between the Company and Mr. Bolger (and certain other related persons only with respect to certain sections thereof), dated as of October 29, 2009 (the “Original Bolger Agreement”) to extend the date by which the conditions of closing must be satisfied under that agreement.  As amended, the Original Bolger Agreement was terminable by a party prior to closing if the conditions to such party’s obligation to close was not satisfied on or before November 5, 2010.

The foregoing description of the Ninth Bolger Amendment is a summary of the material terms of such amendment and does not purport to be a complete description of all of the terms of such amendment.  The Ninth Bolger Amendment is incorporated by reference as Exhibit 29 to this report and the foregoing description is qualified in its entirety to the full text of the amendment filed as an exhibit hereto.

Effective as of November 5, 2010, the Company and Mr. Bolger (and Two-Forty LLC) entered into a tenth amendment (the “Tenth Bolger Amendment”) to the Original Bolger Agreement to extend the date by which the conditions of closing must be satisfied under that agreement.  As amended, the Original Bolger Agreement was terminable by a party prior to closing if the conditions to such party’s obligation to close was not satisfied on or before November 12, 2010.

The foregoing description of the Tenth Bolger Amendment is a summary of the material terms of such amendment and does not purport to be a complete description of all of the terms of such amendment.  The Tenth Bolger Amendment is incorporated by reference as Exhibit 30 to this report and the foregoing description is qualified in its entirety to the full text of the amendment filed as an exhibit hereto.

On November 16, 2010, the Company and Mr. Bolger (and certain other related persons only with respect to certain sections thereof) entered into an Amended and Restated Securities Purchase Agreement, which amends and restates in its entirety the Original Bolger Agreement, for the purchase and sale of $25 million worth of shares of Common Stock (the “A&R Bolger Agreement”) to Mr. Bolger. The A&R Bolger Agreement is incorporated by reference as Exhibit 31 to this report and incorporated herein by reference.  The shares of Common Stock in this offering to Mr. Bolger are being sold at a per share purchase price equal to $0.40 per share (which, upon consummation of the reverse stock split announced by the Company on November 16, 2010, will be adjusted proportionately).

In addition, on November 16, 2010, the Company and an affiliate of Lightyear Fund II, L.P. (“Lightyear”) entered into an Amended and Restated Securities Purchase Agreement, which amends and restates in its entirety the Securities Purchase Agreement between the same parties, dated as of October 29, 2009, for the purchase and sale of approximately $45.875 million worth of shares of Common Stock to Lightyear (the “A&R Lightyear Agreement”). The Company also entered into Securities Purchase Agreements (together with the A&R Bolger Agreement and A&R Lightyear Agreement, the “Securities Purchase Agreements”) with each of affiliates of WL Ross & Co. L.L.C. (“WL Ross”), Leonard Green & Partners, L.P. (“Leonard Green”) and certain other investors (together with Lightyear, WL Ross and Leonard Green, the “Other Investors”).  The total gross proceeds from the sales of Common Stock to Mr. Bolger and the Other Investors (the “Private Offerings”) is expected be approximately $177 million. The shares of Common Stock in the Private Offerings to the Other Investors are being sold at a per share purchase price equal to $0.40 per share (which, upon consummation of the reverse stock split announced by the Company on November 16, 2010, will be adjusted proportionately).

The Private Offerings are subject to certain closing conditions, including, among others, (i) the absence of any law, regulation, order or governmental action prohibiting or seeking to prohibit the completion of the Private Offerings or the ownership of any securities of the Company; (ii) receipt of the necessary shareholder approvals to authorize and issue shares of Common Stock; (iii) receipt of aggregate gross proceeds from the Private Offerings in an amount not less than $165 million or more than $177 million; (iv) completion of the repurchase of the Company’s outstanding trust preferred securities; and (v) execution of a registration rights agreement by the Company and each of the Investors participating in the Private Offerings.

Subject to certain conditions under the A&R Bolger Agreement, the A&R Lightyear Agreement, the Securities Purchase Agreement with WL Ross and the Securities Purchase Agreement with Leonard Green (collectively, the “Lead Investor Agreements”), the Company granted each of Mr. Bolger, Lightyear, WL Ross and Leonard Green (collectively, the “Lead Investors”) preemptive rights on any subsequent offering of the Company’s securities at the same price (net of any underwriting discount or sales commission) with respect to such issuance of securities. Each such party will have such rights until such time as it, or its respective affiliates, cease to own 5% or more of all outstanding Common Stock.

The Company has also agreed under the Securities Purchase Agreements to take all necessary action to eliminate or minimize the effect of any anti-takeover laws, including anti-takeover provisions of the Company’s Articles of Incorporation, on the Private Offerings. In addition, under the Lead Investor Agreements, so long as a Lead Investor owns at least 5% of the outstanding Common Stock of the Company, the Company has agreed not to enter into any poison pill agreement, stockholders’ rights plan or similar agreement, unless such agreement contains an exemption for such Lead Investor and its affiliates.

Pursuant to the terms and conditions of the A&R Bolger Agreement, for so long as Mr. Bolger, together with his affiliates, owns at least 5% or more of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to nominate one candidate for election to each of the board of directors of the Company and the board of directors of the Bank of the Cascades as candidates recommended by the board of directors of the Company, unless Mr. Bolger’s nominee is still serving as a director on each board and will continue to serve after the relevant election.  Subject to any applicable exchange listing standards and independence requirements, Mr. Bolger will be entitled to elect that his designee on the boards of directors serve on up to two committees (other than the audit committee) of each of the board of directors of the Company and the board of directors of the Bank of the Cascades; this will not restrict the designee from serving on any other committee to which he is appointed by either board of directors.  In addition, for so long as Mr. Bolger, together with his affiliates, owns at least 5% or more of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to designate a nonvoting board observer to attend meetings of each of the board of directors of the Company and the board of directors of the Bank of the Cascades (including any committee of either board).

The Securities Purchase Agreements may be terminated by either party prior to closing if the conditions to such party’s obligation to close have not been satisfied on or before February 4, 2011.

The foregoing description of the Securities Purchase Agreements is a summary of certain material terms of such agreements and does not purport to be a complete description of all of the terms of such agreements. The A&R Bolger Agreement is incorporated by reference as Exhibit 31 to this report and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the agreement filed as an exhibit hereto.

There can be no assurances that any conditions to closing in the A&R Bolger Agreement will be satisfied and that the purchase of Common Stock as contemplated in the A&R Bolger Agreement will be consummated.

The Reporting Persons will from time to time evaluate their investment in the securities of the Company and may in the future seek to acquire additional securities or dispose of all or a portion of the securities beneficially owned by them or engage in derivative transactions (which may be physically or cash settled) relating to securities of the Company. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. Derivative transactions may involve the purchase or writing of exchange traded options or entering into over-the-counter derivative transactions; the derivative transactions may increase or decrease the Reporting Persons’ economic exposure to the Company. Any determination to acquire or dispose of securities of the Company or engage in derivative transactions will depend on a number of factors, including the Company’s business and financial position and prospects, other developments concerning the Company, the price levels at which shares of Common Stock of the Company are traded, general market and economic conditions and the availability of financing and other opportunities available to the Reporting Persons. There can be no assurance that any such acquisition or disposition of securities of the Company or derivative transactions will occur or as to the timing or method of any such acquisition, disposition or transaction.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit No.	Description

29.	Ninth Amendment to the Securities Purchase Agreement, effective as of October 29, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

30.	Tenth Amendment to the Securities Purchase Agreement, effective as of November 5, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

31.	Amendment and Restated Securities Purchase Agreement, dated as of November 16, 2010, by and among the Company, David F. Bolger and the other parties thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2010

DAVID F. BOLGER

/s/ David F. Bolger
David F. Bolger

TWO-FORTY ASSOCIATES LLC, a New Jersey Limited Liability Company

By:	/s/ James T. Bolger
James T. Bolger, its managing member

JAMES T. BOLGER

/s/ James T. Bolger
James T. Bolger

INDEX OF EXHIBITS

Exhibit No.	Description

29.	Ninth Amendment to the Securities Purchase Agreement, effective as of October 29, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

30.	Tenth Amendment to the Securities Purchase Agreement, effective as of November 5, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

31.	Amendment and Restated Securities Purchase Agreement, dated as of November 16, 2010, by and among the Company, David F. Bolger and the other parties thereto.